Profit and Loss

Mira Zaki Photography

Date Range: Jan 01, 2020 to Dec 31, 2020

ACCOUNTS	Jan 01, 2020 to Dec 31, 2020
Income	
Headshots Sales	$7,818.80
NY Unemployment	$9,862.00
Sales	$9,162.64
Secret to Selfies Workshop	$380.34
Smartphone Photography Class	$1,834.94
Stock Photography Sales	$66.70
Total Income	**$29,125.42**
Cost of Goods Sold	
Subcontracted Services	$3,271.56
Total Cost of Goods Sold	**$3,271.56**
Gross Profit	**$25,853.86**
As a percentage of Total Income	**88.77%**
Operating Expenses	
Advertising & Promotion	$2,214.11
Apple iPhone Cloud Storage	$55.08
Bank Service Charges	$184.80
Books	$348.79
Computer – Hardware	$22.88

Operating Expenses	
Computer – Internet	$229.22
Computer – Software	$2,153.13
Copyright Fees	$65.00
Credit Repair	$810.79
Dues & Subscriptions	$2,678.99
Education/Training/Personal Development	$4,143.90
Equipment Lease or Rental	$335.66
Home Expense (Business Use per Tax Return)	$1,500.00
Insurance- Renter's	$68.36
Interest Expense	$1,203.59
Meals and Entertainment	$2,153.48
My Photography Book- Itty Bitty Publishing	$3,000.00
Telephone – Wireless	$128.62
Tips	$92.58
Transportation	$2,138.83
Travel Expense	$716.93
Travel Insurance	$41.59
Utilities	$82.83
Vehicle – Fuel	$30.00
Website	$19.40
Total Operating Expenses	**$24,418.56**

Net Profit	$1,435.30
As a percentage of Total Income	**4.93%**